Exhibit 12.1

SandRidge Energy, Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the Six Months Ended
	June 30,			Year Ended December 31,
	2011	2010		2010	2009	2008	2007	2006
	(dollars in thousands)
Fixed Charges:
Interest expense	$122,576 (a)	$118,099	(a)	$239,343 (b)	$186,137 (b)	$138,282 (b)	$117,185	$16,904
Interest component of rent (c)	199	351		872	1,052	800	767	367
Capitalized interest	784	—		1,265	—	365	1,987	1,378

Total	$123,559	$118,450		$241,480	$187,189	$139,447	$119,939	$18,649

Earnings:
Pretax (loss) income from continuing operations (d)	$(99,295)	$80,914		$(256,115)	$(1,785,326)	$(1,481,006)	$75,373	$20,890
Fixed charges	123,559	118,450		241,480	187,189	139,447	119,939	18,649
Less: interest capitalized in current period	(784)	—		(1,265)	—	(365)	(1,987)	(1,378)
Add: previously capitalized interest amortized in current period	156	111		246	222	481	197	—

Total	$23,636	$199,475		$(15,653)	$(1,597,915)	$(1,341,443)	$193,522	$38,161

Ratio of Earnings to Fixed Charges	—	1.7		—	—	—	1.6	2.0
Insufficient coverage	$99,923	$—		$257,134	$1,785,104	$1,480,890	$—	$—

(a)	Interest expense for the six month periods ended June 30, 2011 and 2010 exclude the effects of $4.4 million and $8.2 million unrealized losses, respectively, on interest rate swaps.
(b)	Interest expense for the years ended December 31, 2010, 2009 and 2008 excludes the effect of $8.4 million, $(0.4) million and $8.7 million unrealized loss (gain), respectively, on interest rate swaps.
(c)	Represents a reasonable approximation of the interest factor.
(d)	Excludes undistributed income from equity investees.